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Exhibit 21.1

PHILADELPHIA ENERGY SOLUTIONS INC.

List of Subsidiaries

Name	Jurisdiction of Organization
Philadelphia Energy Solutions LLC	Delaware
PES Holdings, LLC	Delaware
PESRM Holdings, LLC	Delaware
Philadelphia Energy Solutions Refining and Marketing LLC	Delaware
PES Administrative Services, LLC	Delaware
North Yard GP, LLC	Delaware
North Yard Logistics, L.P.	Delaware

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  Exhibit 21.1